Shareholder Meeting Results (Unaudited)
iSHARES® TRUST

Two separate special meetings of shareholders of iShares Trust were held on November 4, 2009. The first shareholder meeting for the Fund was adjourned until November 19, 2009, at which time the shareholders approved the new advisory agreement.  The proposals acted upon by shareholders at the special meetings and the results of the shareholder vote were as follows:

First Meeting

Shareholders of the Fund approved Proposal 1.  Proposal 2 did not apply to the Fund.

Proposal 1
To approve a new investment advisory agreement between the Trust and Barclays Global Fund Advisors (“BGFA”), on behalf of the Fund, which took effect upon the consummation of the Barclays PLC binding agreement to sell its interest in BGFA and certain affiliated companies to BlackRock, Inc. (the “Transaction”).

Votes For	Votes Against	Votes Abstaining
1,432,444	7,519	5,303

Proposal 2
To approve a change in the classification of certain funds’ investment objective from a fundamental investment policy to a non-fundamental investment policy.

Second Meeting

This proposal was approved by the shareholders of the Trust on November 4, 2009.  All nominees who previously served as Trustees of the Trust were re-elected and the term of their election commenced immediately.  Robert S. Kapito was newly elected as a Trustee to the Trust and the term of his election took effect upon the consummation of the Transaction.

Proposal 1*
To elect a Board of Trustees of the Trust.

Independent Trustee	Votes For	Votes Withheld
George G.C. Parker	3,275,616,398	76,114,140
J. Darrell Duffie	3,155,645,073	196,085,465
Cecilia H. Herbert	3,284,632,277	67,098,261
Charles A. Hurty	3,283,313,465	68,417,073
John E. Kerrigan	3,285,163,741	66,566,797
John E. Martinez	3,284,826,244	66,904,294
Robert H. Silver	3,294,357,381	57,373,157

Interested Trustee	Votes For	Votes Withheld
Robert S. Kapito	3,229,642,767	122,087,770
Lee T. Kranefuss	2,147,369,285	1,204,361,252

  *      Denotes Trust-wide proposal and voting results.